Exhibit 99.1

SciSparc-Clearmind Medicine Collaboration Announces the Publication of an International Patent Application for Pioneering Ibogaine Combination Therapy

This innovative drug combination treatment focuses on boosting safety and efficacy in mental health and addiction care

TEL AVIV, Israel, Sept. 16, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that as part of its ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND) (FSE: CWY0), a biotechnology company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated mental health problems, the publication of an international patent application under the Patent Cooperation Treaty for the innovative combination of Ibogaine with N-Acylethanolamines.

Ibogaine is the major constituent of the root of Tabernanthe iboga, a shrub commonly found in Western and Central Africa. Ibogaine use in human clinical trials suggests efficacy in the treatment of opioid use disorder, cocaine use disorder, and other substance use disorders, suggesting that Ibogaine is a potentially useful anti-addictive agent.

Under this collaboration, the SciSparc and Clearmind are researching innovative combination therapies that integrate psychedelic molecules with the N-acylethanolamines family, including Palmitoylethanolamide. To date, thirteen patents related to this collaboration have been filed by Clearmind with the U.S. Patent and Trademark Office, as well as in several other global jurisdictions.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on Amazon Marketplace.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 29 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when discussing ongoing collaborative research with Clearmind and potential benefits and advantages of Ibogaine. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055